Snow Lake Receives FIRB Approval for the Acquisition of

Global Uranium and Enrichment Limited and its Investment in Ubaryon

Winnipeg, Manitoba, December 8, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake"), a nuclear fuel cycle company, announces that it has received its Australian Foreign Investment Review Board ("FIRB") approval for the acquisition of 100% of Global Uranium and Enrichment Limited ("GUE"), previously announced by Snow Lake on October 6, 2025, and the acquisition of an indirect 21.9% in Ubaryon Pty Ltd. ("Ubaryon").  FIRB approval is one of the conditions precedent to Snow Lake's acquisition of GUE and Ubaryon.

Highlights

● FIRB approvals granted for:

  Snow Lake to acquire 100% of GUE

  Snow Lake to acquire 21.9% of Ubaryon

  Urenco to acquire 13% of Ubaryon

● Snow Lake is working towards closing the acquisition of GUE in early 2026

Snow Lake CEO Remarks

"We are very pleased to have received FIRB approval to both our acquisition of 100% of Global Uranium, and a 21.9% interest in Ubaryon.  In addition, Urenco has received FIRB approval to make its A$5million investment in Ubaryon for a 13% interest" said Frank Wheatley, CEO of Snow Lake.  "We will now turn our attention to moving forward and working towards completion of the acquisition of GUE and Ubaryon in early 2026."

Mr. Wheatley continued: "Receipt of these FIRB approvals moves Snow Lake one step closer to building out our capabilities across the front end of the nuclear fuel cycle, with uranium assets in Wyoming and Colorado, an investment in Ubaryon (developing next generation uranium enrichment technology) and our investment in Kamos Energy Services (developing small light water reactors based on existing, proven designs, proven fuel technology and robust, established component supply chains).

Our development of U.S. focused capabilities across the nuclear fuel cycle directly aligns with and supports the U.S. Administration's policies underpinning the development of a domestic nuclear industry to enhance and ensure U.S. national, economic and energy security."

Acquisition of Global Uranium and Enrichment Ltd.

In March 2025, Snow Lake became a cornerstone 19.9% investor in GUE and a 50/50 joint venture partner with GUE to acquire 100% of the Pine Ridge Uranium Project in the Powder River Basin in Wyoming, United States.  GUE in turn owns 21.9% of Ubaryon.  On October 6, 2025, Snow Lake announced that it had entered into an agreement with GUE to acquire all of the shares of GUE which it does not currently own and is currently targeting completion of the acquisition in early 2026.

Ubaryon Strategic Partnership with Urenco

As announced by Ubaryon on May 5, 2025, Ubaryon agreed to form a strategic partnership with Urenco, a global uranium enrichment company.  The agreement was reached after a comprehensive process involving a targeted group of potential investors and partners, conducted within the controls of the security legislation that Ubaryon's technology is regulated by.  Ubaryon's board of directors considers Urenco's investment will also significantly assist the future commercialization of Ubaryon's technology.

Urenco Background

Urenco is an international supplier of enrichment services with sustainability at the core of its business.  Operating in the nuclear fuel supply chain for 50 years, Urenco has its head office near London, UK, and enrichment facilities in Germany, the Netherlands, the UK and the U.S.1

Urenco's deep technical, regulatory, market expertise, resources and strategic position in the nuclear fuel supply chain industry will make them the ideal strategic shareholder for Ubaryon moving forward.  Urenco has received FIRB approval for its investment of A$5 million into Ubaryon for a 13% interest in Ubaryon.

Ubaryon Background

Ubaryon is a private Australian company which is developing and commercializing a unique uranium enrichment technology based on the chemical separation of naturally occurring uranium isotopes.  The Australian Safeguards and Non-Proliferation Office, and Defense Export Controls, regulate all Ubaryon's technical disclosure.  A significant feature of the Ubaryon enrichment technology is that it eliminates the need for conversion from uranium oxide or yellowcake (UO4 or U3O8) to gaseous uranium (UF6) and the need for deconversion from UF6 to uranium oxide. Removing conversion and deconversion simplifies the enrichment process and allows for additional flexibility in the nuclear fuel supply chain.

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1 www.urenco.com

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd. is a Canadian nuclear fuel cycle and critical minerals company listed on Nasdaq:LITM, with a portfolio of U.S. focused uranium projects, together with interests in next-generation uranium enrichment and small modular reactors.  The Pine Ridge uranium project is an exploration stage project located in Wyoming, United States and the Engo Valley uranium project is an exploration stage project located on the Skeleton Coast of Namibia.  Snow Lake also holds a portfolio of additional exploration stage critical minerals projects located in Manitoba, as well as investments in a number of public companies with critical minerals assets, including rare earths and lithium, in North America.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

For Further Information:

Frank Wheatley	Investor Relations
Chief Executive Officer	ir@snowlakelithium.com
fw@snowlakelithium.com